                 [LETTERHEAD OF NATIONAL HEALTH PARTNERS, INC.]





                                                              December 9, 2005

VIA EDGAR AND OVERNIGHT MAIL
============================

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Alan Morris, Esq.

         RE: NATIONAL HEALTH PARTNERS, INC. AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM SB-2, REGISTRATION NO. 333 - 126315

Dear Mr. Morris:

         I am writing to you on behalf of National Health Partners, Inc. in regards to Amendment No. 2 to the Registration Statement on Form SB-2, Registration No. 333 - 126315, filed by the company with the Securities and Exchange Commission on November 7, 2005. The company received comments to the registration statement from the SEC by means of a letter faxed to the company on November 23, 2005.

         Please find enclosed Amendment No. 3 to the Registration Statement on Form SB-2. In addition, please find below each of the comments provided to the company by the SEC along with the company's response to each comment. Each comment is set forth in italics and is numbered to correspond to the numbered paragraphs in the SEC's comment letter. The company's response to each comment immediately follows the applicable comment.

         Please note that the company has provided additional disclosure in this letter subsequent to its responses to each of the comments to assist you in reviewing additional changes reflected in Amendment No. 3 to the Registration Statement on Form SB-2.

         Please also note that the company previously submitted an application for confidential treatment to the Office of the Secretary of the SEC concurrently with the filing of Amendment No. 1 to the Registration Statement on Form SB-2 for certain of the information contained in the agreements filed as Exhibits 10.7, 10.8, 10.9, 10.10 and 10.11 to Amendment No. 1 to the Registration Statement on Form SB-2. The company received comments to the application from the SEC by means of a letter faxed to the company on November 15, 2005. The company has concurrently submitted a revised application for confidential treatment to the Office of the Secretary for the information contained in these exhibits and, in connection therewith, has filed a revised version of Exhibit 10.11 in response to the SEC's comments.



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Securities and Exchange Commission
December 9, 2005
Page 2


We have significant contractual obligations ... page 4

1. We note at page 38 that you do not expect currently available cash resources to meet the company's needs over the next 12 months, and that you "have not made any arrangements" for raising new capital.

         o Please add a new risk factor or revise this risk factor to describe these liquidity risks.

         o Please revise the caption and discussion to reflect that you will need to raise additional capital in the near term.

         The company has revised this risk factor to describe these liquidity risks, and has revised the caption and discussion to reflect that it will need to raise additional capital in the near term.

2. The disclosure on page 4 about employment agreements with Messrs. Soufflas and Taylor conflicts with the disclosure on page 15.

         The company has revised the disclosure in this risk factor to clarify that, while Mr. Soufflas and Mr. Taylor are employed as executive officers of the company, they are not parties to written employment agreements with the company.

We have a history of losses and ... losses through the second quarter of 2006, page 4

3. Please refer to prior comment 4. Briefly discuss the basis for your statement of expected profitability in the second quarter of 2006. In this regard, we note disclosure elsewhere you expect substantially increased operating costs. We also note uncertainties regarding future sales levels and member retention rates. Do you have a membership level for expected break-even net income?

         The company has added disclosure regarding its statement of expected profitability in the second quarter of 2006. The company has also added additional disclosure regarding profitability and the projected membership level necessary for break-even net income under "Outlook" of its MD&A.

         The company notes that it has revised the document to reflect that while the company currently expects operating costs to increase over the next 12 months, it does not expect them to increase "substantially" from current levels. This revision is the result of the company's reevaluation on the date of filing of what it expects its future operating expenses to be in comparison to what they were on the date of filing, rather than the result of in a change in forecast by the company regarding its future operating expenditures.



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Securities and Exchange Commission
December 9, 2005
Page 3


Critical Accounting Policies, page 18

4. We have reviewed your response to prior comment 9 and note that you have revised your critical accounting policies to disclose how you account for stock-based compensation. Revise further to indicate why you believe this is a critical accounting policy/estimate. Specifically, revise to discuss the assumptions inherent in estimating the fair value of stock-based compensation and disclose the methodology/model that you use to determine fair value of stock options and warrants. Please refer to Question 5 of SAB Topic 14.D.1.

         The company has revised the critical accounting policy relating to stock-based compensation as requested.

Recent Developments, page 23

5. Please discuss briefly the price level of memberships currently in force. For example, using your figures of 2,500 members at November 1, 2005 and revenues estimated at $39,500 for October 2005, it appears the approximate revenue per member for that month is $15.80. Also, how is this figure affected by free trial periods?

         The company has added disclosure describing the price level of memberships currently in force, the manner by which this level is affected by free trial periods, and the method by which membership fees are recognized as revenue under "Operational Metrics" in its MD&A.

6. Please discuss briefly your success ratio of converting free trial memberships to paying memberships. Briefly discuss at what point in the process you obtain billing information.

         The company has added disclosure of the requested information under "Operational Metrics" in its MD&A.

7. Please revise to discuss the contribution of revenues from your sales channels, other than independent marketing representatives, during the same periods.

         The company has revised the first paragraph of this section to discuss the contribution of revenues from its other sales channels during the same periods as requested. The company notes its more detailed discussion of the contribution of revenues from its sales channels provided under "Comparison of Nine-Month Periods Ended September 30, 2005 and 2004 - Revenues" in its MD&A.

Operational Metrics, page 24

8. Please revise the first paragraph to clarify how many months' revenues are offset by commissions and other costs of obtaining a new member.

         The company has revised the first paragraph of this section as requested.
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Securities and Exchange Commission
December 9, 2005
Page 4

Contractual Obligations, page 39

9. We note that you have provided a table of contractual obligations as of June 30, 2005. While Item 303 of Regulation S-B does not require you to present this information, if you do elect to provide a table of contractual obligations, it should comply in all significant respects with the requirements of Item 303(a)(5) of Regulation S-K.

         The company has revised its interim financial statements to reflect that its notes payable are all current liabilities of the company since they are due within the next 6 months. As a result, the company believes that the table of contractual obligations complies in all significant respects with the requirements of Item 303(a)(5) of Regulation S-K. The company notes that it has added disclosure regarding its indebtedness to third parties under "Liquidity and Capital Resources" in its MD&A and under the risk factor now entitled "We will need to raise additional funds in the future to cover our long-term contractual obligations, notes payable and operating expenses, which funds may not be available or, if available, may not be available on acceptable terms."

Our CARExpress Healthcare Solution, page 43
Overview, page 43

10. Please refer to prior comment 17. As previously requested, please clarify how the "principles" stated in the first sentence of subparagraphs i and ii, and the second clause of iii are addressed by your product.

         The company has further revised this section to clarify how these principles are addressed by the company's products.

Sales Channels, page 51

11. Please refer to prior comment 21. Please revise this section to describe the current extent and status of your utilization of the sales channels discussed.

         The company has revised this section to describe the current extent and status of its utilization of the sales channels discussed.

Suppliers, page 52

12. Refer to prior comment 22 and your response. Please revise to disclose the information in the final sentence of your response regarding industry practice.

         The company has revised the disclosure in the first paragraph of this section to disclose the industry practice regarding exclusivity as noted in the company's response to prior Comment No. 22.


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Securities and Exchange Commission
December 9, 2005
Page 5

Independent Marketing Representatives, page 55

13.      Please quantify the reference to "several" marketing representatives.

         The company has revised the reference to "several" as requested to make it consistent with the first sentence of this paragraph. The company notes that the sentence previously containing the term "several" is now the first sentence of the third paragraph in this section.

14. Please clarify the amount of the "upfront" commission and how it is calculated. Clarify how the ongoing commissions are calculated.

         The company has clarified in this section the amount of the up-front fees paid to marketing representatives and the manner by which the up-front fees and commissions are calculated.

Overview, page 22

15. We note the disclosure on pages 5 and 7 about your relationship with Trident. Please expand the appropriate section to discuss the material terms of the agreements with Trident Marketing and Hispanic Global LLC, such as the right to exercise options based on revenues and commissions.

         The company has added disclosure under "Description of Business - Marketing and Distribution - Independent Marketing Representatives" regarding the material terms of its agreements with Trident and Hispanic Global.

16. Please discuss Trident's methods and capacity to market your product. Does Trident also market your competitors' products? To the same prospects? How does it generate prospects and what are the sale methods? If material to understanding Trident's capacity, describe its recent history and the size and scope of its operations. Provide similar information regarding Hispanic Global.

         The company has added disclosure under "Description of Business - Marketing and Distribution - Independent Marketing Representatives" in response to this request to the extent material to an understanding of Trident's and Hispanic Global's methods and capacity to market the company's products.

17. Please disclose any material relationships among the company, Trident and Hispanic Global, apart from the marketing agreements.

         There are no other material relationships among the company, Trident and Hispanic Global apart from the marketing agreements and arrangements described in the prospectus.
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Securities and Exchange Commission
December 9, 2005
Page 6

Certain Relationships and Related Transactions, page 75

18. Please refer to prior comment 37. Please discuss the material terms of the agreements with Messrs. Bowers and Lozano.

         The company has provided additional disclosure to this section regarding the material terms of its consulting agreements with Mr. Bowers and Mr. Lozano.

19. We reissue prior comment 38. Please disclose in the prospectus the information you included in your response.

         The company has disclosed in the prospectus the information that it included in its response to prior Comment No. 38.

Selling Security Holders, page 88

20. Please refer to prior comment 43. Please clarify which criteria you have achieved and the number of shares registered for resale related to the achievement.

         The company has clarified that no criteria have been achieved as of December 5, 2005 and that none of the shares being registered for resale have vested as of that date.

Experts, page 103

21. We note that the audit opinion refers to the years ended December 31, 2003 and 2004. Please revise to include references to all periods audited by your auditors.

         The company has revised this section to include references to all periods audited by its auditors.

Annual Financial Statements, page F-1

22. Please update the financial statements and related financial information. Refer to Item 310(g) of Regulation S-B.

         The company has updated its financial statements and related financial information in accordance with Item 310(g) of Regulation S-B.

Consolidated Statements of Operations, page F-4

23. You currently present some expenses within functional categories such as cost of sales and general and administrative expenses, while other expenses are presented based on the expense item's description such as professional fees, rent expense, advertising expense, salary expense, and depreciation expense. Please revise to be consistent in your presentation. In that regard, you should not present costs of sales and gross deficit unless cost of sales includes all costs of your sales including the allocable portion of direct and indirect costs for professional fees, rent expense, advertising expense, salary expense and depreciation expense. Also, since you present some expense items separately, the presentation of an amount for total general and administrative expenses would not be appropriate if this amount did not include all amounts that are allocable to this item and the item was not labeled as such. Please see SAB Topic 11.B.
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Securities and Exchange Commission
December 9, 2005
Page 7

         The company has revised its financial statements to allocate into cost of sales all applicable portions of the direct and indirect costs associated with the costs of its sales. The balance of the expenses has been presented as general and administrative expenses.

24. Please tell us and disclose how you account for and classify commissions and bonus expenses related to sales of memberships and tell us why. Disclose the total amount of commissions and related bonuses paid in each period in the notes to your financial statements. Any commissions and related bonuses paid to related parties should be disclosed separately. Please refer to Question 1 of SAB Topic 13.A.4(a).

         The company classifies commission and bonus commissions as sales commissions in its cost of sales. The company pays the commissions after the completion of the monthly membership period to which the commissions relate. The company recognizes commission expense as services are rendered by debiting commission expense and crediting commissions payable. The company then debits commissions payable and credits cash after the commissions have been paid. No commissions or bonus commissions have been paid to related parties.

         The company has revised its MD&A to indicate that sales commission expenses are included in cost of sales and to disclose the changes in the amounts of sales commission expenses between the nine month periods ended September 30, 2005 and 2004, respectively, and the years ended December 31, 2004 and 2003, respectively. The company has also added disclosure regarding the amount of sales commissions and bonus commissions paid to Notes 1g. and 1b. of its audited financial statements and interim financial statements, respectively.

Note 1.  Nature of Organization, page F-9

25. Please refer to prior comment 43 from our October 21, 2005 letter. Please tell us and disclose whether any of your employees are compensated on a basis similar to the independent marketing representatives.

         None of the company's employees are compensated on a basis similar to the independent marketing representatives. The company has revised Note
         1. to disclose this information.

26. Please refer to prior comment 49 from our October 21, 2005 letter. The revised disclosure indicates that you include depreciation expense related to selling and marketing activities within cost of sales. Your statement of operations reflects a separate line item from depreciation expense. First, please tell us why you believe the depreciation expense related to the website, telephone system and computer equipment are selling and marketing activities and not related to the cost of your sales. Please tell us why, if these costs are related to your selling and marketing activities, you classified them in cost of sales. Third, you should not present a separate expense item called "depreciation expense" if that item does not include all of your depreciation expense. Please see our comment above with respect to the classification of expenses in your statement of operations.

Securities and Exchange Commission
December 9, 2005
Page 8

         The company believes that the depreciation expense related to its website, telephone system and computer equipment is related to its selling and marketing activities because the portion of the website, telephone and computer equipment to which such expenses relate are utilized directly by the company in its selling and marketing activities. The company has included all of its expenses for selling and marketing activities in its cost of sales because the company's selling and marketing activities are an integral part of the sale of its products.

         With regard to the presentations of a separate expense item called "depreciation," the company notes its response to Comment No. 23 regarding the classification of expenses in its statements of operations.

27. Please refer to prior comment 52 from our October 21, 2005 letter. Since these arrangements appear to qualify as single units of accounting under EITF 00-21, you should tell us why you believe that the fees associated with shipping and handling should not be deferred and recognized systematically over the periods that the fees are earned. Please refer to SAB Topic 13.A.3.f.

         The company follows EITF Issue 00-10, Accounting for Shipping and Handling Fees and Costs (Issue 00-10) in accounting for the shipping and handling fees it receives. Issue 00-10 requires that all amounts billed to customers relating to shipping and handling should be classified as revenue. In accordance therewith, the company records the shipping and handling fees it receives as membership fees. As noted in the company's revenue recognition policy, the company credits deferred revenue when membership fees are received and then recognizes revenue as services are rendered. The company has revised the disclosure under revenue recognition in its critical accounting policies to clarify the method by which it accounts for the shipping and handling fees it receives. It has also added disclosure under Note 1b. of its interim financial statements describing the method by which it accounts for shipping and handling fees. The company notes that it has not added such disclosure in Note 1g. of its audited financial statements as it did not receive any such fees during 2004 and 2003.

28. Please provide all of the disclosures in the format required under paragraph 2(e)(c) of SFAS 148 in both your annual and interim financial statements.

Securities and Exchange Commission
December 9, 2005
Page 9

         The company has revised its annual and interim financial statements to include all of the disclosures in the format required under paragraph 2(e)(c) of SFAS 148.

Note 7, Equity Transactions, page F-17

29. Please refer to prior comment 53 from our October 21, 2005 letter. Please note that paragraph 20 of SFAS 123 is applicable to the valuation of equity instruments issued for employee services. As such, that paragraph does not appear to be applicable to the warrants issued to consultants for services. With respect to the calculation of your volatility, please explain how you determined the volatility and why in your response you refer to "a high volatility which kicks out a full fair value for the value of the warrants." Discuss how your approach considers paragraphs 277 and 285 of SFAS 123 and Question 6 of SAB Topic 14.D.1. Also, clarify why you believe the paragraphs 12 and 13 of EITF 00-21 apply to the issuance of your warrants.

         The company acknowledges that paragraph 20 of SFAS 123 is not applicable to the warrants issued to consultants for services. The company referenced paragraph 20 of SFAS 123 in its response to prior Comment No. 53 because this paragraph provides guidance regarding the determination of expected volatility of stock for a nonpublic entity.

         The volatility was determined by using weekly prices for a term which approximated the estimated exercise period of the options or warrants. The company notes that the prices attributed to the common stock have varied significantly during the time periods for which the volatility has been calculated. The company has had three prices, $0.001 per share from inception through mid-February 2004, $0.50 per share from mid-February 2004 through mid-September 2004, and $0.40 per share thereafter. Accordingly, when these prices were used in the Black-Scholes volatility calculation worksheet, the volatility exceeded 200%. This high volatility results in the calculation of the fair value of the options and warrants being equal to their exercise prices.

         The company considered the guidance of SFAS 123 paragraphs 277 and 285. The company notes that it could not find another company similar to itself which could be used to assist with the determination of another volatility calculation. The company acknowledges that its volatility as calculated is high. However, the company notes that the volatility should begin to decrease once a more mature market for its common stock is established. The company used appropriate and regular intervals for price observations. As a result, the company believes that the volatility calculations used are appropriate.

         The company also considered SAB Topic 14.D.1 and determined that the company's best calculation of historical volatility is to use the company's own equity prices. The company acknowledges the high volatility, but believes that its method of calculating volatility is more appropriate than trying to consistently apply methods from other companies or industry standards. The company notes that it was not able to identify a similar public company which could be used to assist with the determination of a historical volatility.


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Securities and Exchange Commission
December 9, 2005
Page 10

         The company acknowledges that EITF 00-21 is not directly applicable to the issue at hand. The company included the discussion of EITF 00-21 because EITF 00-21 provides guidance regarding the allocation of the fair values of multiple items of consideration.

Interim Financial Statements, page F-22

Consolidated Statements of Cash Flows, F-27

30. Revise your schedule of non-cash financing activities to separately present the $295,100 of common stock issued to prior investors for agreeing to the amendment to the stock purchase agreements and not as "issued for services."

         The company has revised the schedule of non-cash financing activities as requested.

Note 4, Consulting Agreements, page F-33

31. Due to the significance of the amounts related to your consulting agreements, please revise to disclose the following:

         o The method and significant assumptions used to value the Series A, B, and C warrants.

         o The accounting method used to account for the agreements. Tell us in more detail how you considered the specific terms of your consulting arrangements under EITF 96-18 in determining the measurement and timing of the consulting expense.

         o The significant terms of the consulting agreements, including a discussion of the nature of the marketing and advisory services.

         o The significant terms of the common shares and warrants issued.

         The company has added disclosure to Note 4 regarding the method and significant assumptions used to value the Series A, B and C warrants and the accounting method used to account for the agreements.

Securities and Exchange Commission
December 9, 2005
Page 11

         The company followed EITF 96-18 to determine the measurement and timing of the consulting expense. Under EITF 96-18, the issuer should measure the fair value of the equity instruments using the stock price and other measurement assumptions as of the earlier of the date a "performance commitment" is reached or the date at which the counterparty's performance is complete. With the exception of the agreement with Park Financial, which is discussed below, the agreements discussed in Note 4 call for the consultant or advisor to provide services to the company during the term of the agreement. Each of these agreements is for a term of between six and seven months commencing in May or June 2005, as the case may be, and terminating on December 30, 2005. The agreements do not contain a provision for a penalty in the event an advisor does not perform the services to be rendered. Therefore, there is no "sufficiently large disincentive for nonperformance" and accordingly, the agreements do not contain a performance commitment. The company believes that this arrangement falls under EITF 96-18 issue 3 for Transactions in which the Quantity and Terms are known up front. Under EITF 96-18, the fair value of the warrants should be recognized as the services are rendered. Since the services are being rendered on an ongoing basis during the term of the agreements, the company is recognizing the cost of services evenly over the term of the agreements. Due to the minimum movement in the company's stock price, the company calculated the fair value of the warrants at the time the particular agreements were entered into and amortized the amount over the term of the respective agreements.

         The company entered into its agreement with Park Financial in May 2005. Under the agreement, Park Financial agreed to provide specific services to the company, all of which were performed in full prior to June 30, 2005. Therefore, the entire fair value of the warrants issued to it was recognized as expense in the quarter ended June 30, 2005. Since the entire expense associated with Park Financial was recognized in the quarter ended June 30, 2005, the company has removed Park Financial from Note 4 as no commitments or contingencies remain with respect to the agreement.

         The company has added disclosure to Note 4 regarding the significant terms of the applicable consulting agreements and the significant terms of the shares of common stock and warrants issued thereunder as requested.

Note 5.  Equity Transactions, page F-35

32. Please refer to prior comment 58 from our October 21, 2005 letter. Please tell us and disclose the significant terms of the registration rights granted to the shareholders and why you would have liability for possible breach under a reasonable best efforts provision. Discuss any requirements to maintain effectiveness or listing of the shares. Also discuss why you believe that the provision of the registration rights for the warrants should not be considered as net-cash settlement under paragraphs 14 - 17 of EITF 00-19.

         The company has added disclosure to Note 5 regarding the significant terms of the registration rights granted to its shareholders.

         The company originally agreed to use its reasonable best efforts to file a registration statement with the SEC within two months of the date of termination of the offerings completed in August and September 2004. An investor's right to have its shares registered under a reasonable best efforts provision is a valuable right and carries with it an obligation by the company to use its reasonable best efforts. Since the company failed to file a registration statement within the stated time period, one or more investors in the offering could claim that the company failed to use its reasonable best efforts and seek damages from the company. In an effort to avoid the time and expense associated with defending against any such claims in the event they are made, the company offered to issue additional shares to the investors in return for an extension of the registration date and a release from any liability under the original registration provisions. The company notes that no such claims were made by any investors against the company prior to its receipt of executed releases from all of the investors.

Securities and Exchange Commission
December 9, 2005
Page 12

         With regard to requirements to maintain effectiveness or listing of the shares, the company was required to use its reasonable best efforts to cause the registration statement to become effective as promptly as possible and to remain effective until the earlier of: (i) the sale of all shares covered thereby, (ii) the availability under Rule 144 for the selling stockholder to immediately, freely resell without restriction all shares covered thereby, or (iii) one (1) year from the effective date of the first registration statement filed by the company with the SEC or, with respect to any subsequent registration statement, 180 days from the effective date of such registration statement. In addition, the company was required to use its reasonable best efforts to list the shares covered by the registration statement on each exchange or automated quotation system on which similar securities issued by the company are then listed. The company notes that there was no penalty if: (i) the shares of common stock are not registered, (ii) the effectiveness of the registration statement is not maintained, or
         (iii) the shares are not listed on an exchange or automated quotation system.

         The company has reviewed the provisions of paragraphs 14 - 17 of EITF 00-19 and does not believe that the warrants should be considered as net-cash settlements. It is not probable that the company will have to redeem the warrants for cash, nor is it possible that the company will have to redeem the warrants for cash. The company notes the following items that it considered in reaching this conclusion: (i) settlement is a physical share settlement - there is no counterparty choice to settle in cash; (ii) the terms permit delivery of unregistered shares because the requirements are only for the company to use its "reasonable best efforts," and thus no guarantee is given that registered shares will be delivered; (iii) the company has sufficient authorized and unissued shares available; (iv) there is a definite limit on the number of shares to be issued upon the exercise of the warrants; (v) there is no required cash payments if the shares of common stock are not registered, the effectiveness of the registration statement is not maintained, or the shares are not listed on an exchange or automated quotation system; (vi) there are no cash settlements or "top-off" provisions; (vii) the warrant holder rights are no greater than those of any other stockholder of the company; and (viii) there is no cash collateral.

Securities and Exchange Commission
December 9, 2005
Page 13


Note 8.  Subsequent Events, page F-41

33. Please respond to the following comments with respect to your agreement with Mr. Bowers:

         o Please tell us and disclose all of the significant terms of the agreement including the nature of the services to be provided and settlement alternatives and the party that controls settlement.

         o Tell us and disclose how you will account for the payments under the agreement and tell us why. Cite the accounting literature upon which you relied and how you applied that literature to the terms of your agreement.

         The company has added disclosure to this section regarding the significant terms of the consulting agreement with Mr. Bowers and the settlement alternatives.

         The company is obligated to pay Mr. Bowers monthly consulting fees in exchange for his consulting services and to pay the monthly consulting fees prior to the performance of the services for the applicable monthly period to which the fees relate. As a result, upon payment of the monthly consulting fees, the company will debit prepaid expenses and credit cash. As the services are performed, the company will debit consulting expense and credit prepaid expenses. The company relied upon Accounting Principles Board Statement No. 4: Basic Concepts and Accounting Principles Underlying Financial Statements of Business Enterprises in accounting for the advance payment of the monthly consulting fees as prepaid expenses. Specifically, paragraph 155 of APS 4 provides that costs to be associated with future revenue or otherwise to be associated with future accounting periods should be deferred to future periods as assets.

         The company notes that, under the terms of the consulting agreement, Mr. Bowers is obligated to provide bona fide services to the company in return for the monthly consulting fees. The company also notes the additional disclosure provided under "Certain Relationships and Related Transactions" of the prospectus regarding the company's belief that the compensation it is paying to Mr. Bowers under the agreement approximates the fair value of the services to be provided by Mr. Bowers during the term of the agreement.

Exhibits

34. Please refer to prior comment 63. Please file all exhibits in complete form. For example, we note you have omitted exhibits from Exhibits 10.12, 10.28, 10.31 and 10.34.

         The company has refiled Exhibits 10.1, 10.2, 10.3, 10.9, 10.12, 10.13,
         10.28, 10.31 and 10.34 in complete form. As a result, all of the exhibits filed to date by the company have been filed in complete form.

Securities and Exchange Commission
December 9, 2005
Page 14

Additional Information

         Please note that the following additional changes are reflected in Amendment No. 3 to the Registration Statement on Form SB-2:

1. The company recently issued promissory notes in the aggregate principal amount of $155,000. The company has added disclosure regarding the promissory notes throughout the document, and most notably in its risk factor entitled "We will need to raise additional funds in the future to cover our long-term contractual obligations, notes payable and operating expenses, which funds may not be available or, if available, may not be available on acceptable terms" and under "Liquidity and Capital Resources" in its MD&A. The company has also filed a form of the promissory notes issued as Exhibit 10.35 to the registration statement.

2. The company has revised the section entitled "Executive Compensation - Option/SAR Grants in Last Fiscal Year (Individual Grants)" in accordance with the provisions of Item 402(c) of Regulation S-B.

                                    * * * * *

         The company believes that it has adequately responded to the SEC's comments. Please feel free to contact me by phone at (215) 682-7114 ext. 102 or by fax at (215) 682-7116 if you have any questions regarding this letter or if you have any additional comments.

                                                     Very truly yours,

                                                     /s/  Alex Soufflas

                                                     Alex Soufflas
                                                     General Counsel

cc:      Thomas A. Jones
         Thomas Dyer
         Kate Tillan